Berry Plastics Corporation
101 Oakley Street
Evansville, Indiana 47710

January 29, 2010

VIA EDGAR AND FACSIMILE (703) 813-6968

Securities and Exchange Commission
100 F Street, NE, Mail Stop 4631
Washington, D.C. 20549
Attention:                      Dietrich King

Re:	Berry Plastics Corporation

Registration Statement on Form S-4

File No. 333-163951

Dear Mr. King:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Berry Plastics Corporation (the “Registrant”) hereby requests accelerated effectiveness of the above-captioned Registration Statement to Monday, February 1, 2010 at 5:00 p.m., Eastern Time, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

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Should the Securities and Exchange Commission (the “Commission”) or staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing.

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The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

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The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

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Please contact Jonathan H. Gordon of Wachtell, Lipton, Rosen & Katz at (212) 403-1110 with any questions you may have concerning this request.  In addition, please notify Mr. Gordon when this request for acceleration has been granted.

Very truly yours,

/s/ Jeffrey Thompson
Jeffrey Thompson
Executive Vice President and General Counsel
Berry Plastics Corporation